Filed by Novus Capital Corporation II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novus Capital Corporation II

Commission File No.: 001-39982

Renewable Storage Firm Energy Vault Reaches $1.6 Billion SPAC Deal to Go Public

Investors in the company include SoftBank and an Aramco venture fund

Energy Vault says its block tower system can help address the challenge of providing clean power around the clock. Photo: Energy Vault

By Amrith Ramkumar

Sept. 8, 2021 5:30 pm ET

Energy Vault Inc. is combining with a blank-check company to go public in a merger that values the gravity-based energy-storage company at roughly $1.6 billion, the companies said.

Energy Vault uses a block tower system to store and release renewable energy from wind and solar operations. Employing software to gauge when power demand is low, it uses surplus renewable energy to essentially store power by constructing the tower with a crane. When demand rises, the crane unstacks the tower, producing kinetic energy by dropping the blocks so that they can turn generators and create electricity.

Founded in 2017, the company aims to produce renewable energy even when the weather is cloudy or calm. That would help address the challenge of generating low-cost renewable power around the clock, one of the main hurdles to making clean energy more mainstream. Energy Vault says it can build its tower system in a cheap, sustainable way.

The special-purpose acquisition company, or SPAC, that is taking the company public is Novus Capital Corp. II.

The deal comes as Wall Street lines up trillions of dollars behind the green transition and more government emissions mandates take hold. After connecting a demonstration unit to the Swiss energy grid last year, Energy Vault expects its first sales in 2022, then rapid growth as customers across industries demand clean energy.

“We need as much as we can get,” Robert Piconi, Energy Vault’s chief executive officer, said in an interview. “We’re seeing all the demand even come forward.”

Based in Westlake Village, Calif., the company recently raised $100 million from investors including Japanese tech conglomerate SoftBank Group Corp. and a venture fund run by Saudi Arabian Oil Co., better known as Aramco.

Energy Vault is expected to raise roughly $100 million as part of the SPAC deal through a private investment in public equity, or PIPE, associated with the merger featuring SoftBank and data-mining software firm Palantir Technologies Inc. PLTR. Palantir has invested in many companies through PIPEs and reached agreements to work with some of the businesses in which it invests.

The Novus Capital SPAC has about $290 million, though some SPAC investors could pull their money out before the deal goes through if the shares trade below their listing price. One of the SPAC team’s previous blank-check firms took indoor farming company AppHarvest Inc. public.

Also called a blank-check firm, a SPAC is a shell company that raises money and trades on a stock exchange with the sole intent of merging with a private company to take it public. The private firm then replaces the SPAC in the stock market. SPAC deals have become faster alternatives to traditional initial public offerings, in part because they allow startups going public to make business projections. Those aren’t allowed in IPOs.

Even though shares of many companies that merged with SPACs have fallen recently, money continues to pour into the space. There have been 70 SPAC deals tied to renewable energy or sustainability announced since March 2020, according to a Dow Jones Market Data analysis of SPAC Research figures. They collectively value the companies at more than $170 billion, including debt but excluding cash holdings.

Energy Vault is also backed by Idealab, a technology incubator founded by clean-energy entrepreneur Bill Gross —sometimes confused with the bond investor Bill Gross, who co-founded investment giant Pacific Investment Management Co. Idealab’s Mr. Gross co-founded Energy Vault and is on the company’s board. He is also CEO of concentrated solar-power startup Heliogen Inc., which announced a $2 billion SPAC deal in July.

—David Hodari contributed to this article